Exhibit 4.31

[English translation of]

Property Lease Agreement

This Property Lease Agreement (the "Agreement") is entered into by and between:
    CyberLink Corp.              (the "Landlord"); and
    Perfect Mobile Corp.             (the "Tenant").

In consideration of the mutual covenants regarding the leasing of the premises, the parties hereby agree as follows:

Article 1    Leased Premises
(1)The Landlord agrees to lease to the Tenant the offices located on 6F-1, No. 98, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan, with an area of 116.53 ping1 (including one parking space numbered 18 located on B4), along with various equipment such as air-conditioning and fire-fighting facilities. The Tenant's scope of use includes the leased floor of the building and all related public facilities.

Article 2    Term of Lease
(1)The term of this Agreement is two years commencing from December 1, 2025 to November 30, 2027.
(2)If both parties intend to continue the leasing relationship after the expiration of the term, both parties shall negotiate the leasing terms three months prior to the expiration of this Agreement, and sign a written lease agreement one month prior to the expiration of this Agreement; otherwise, the Agreement would be deemed terminated without renewal. Upon expiration of the Agreement, the Landlord agrees that the Tenant has the right of first of refusal.

Article 3    Rent
(1)Agreed amount: the monthly rent for the offices is NT$ 116,530 (tax excluded).
(2)Payment terms: during the term of the Agreement, the Tenant shall pay the monthly rent to the Landlord before the 1st day of each month. The Tenant cannot claim to apply the security deposit toward the rent. Any deferral payment of the rent would be deemed in breach of the Agreement.
(3)In the event the Tenant delays the rent for more than one month, the Tenant is subject to a late penalty of 1% of the monthly rent for every overdue day from the first day of the delay.

Article 4    Security Deposit
(1)Agreed amount: NT$ 210,000.
(2)Payment schedule: the Tenant shall pay the security deposit to the Landlord at the time of execution of this Agreement, and the Landlord shall sign a receipt as a reference.
(3)Return of the security deposit: within 7 working days after the termination of the leasing relationship, the Landlord shall refund the security deposit without interest to the Tenant, provided that the Tenant does not have any underpayment, penalty or other payment obligations.
(4)Interest: the Landlord shall issue an invoice on a monthly basis to the Tenant for the interest income of the security deposit calculated based on the floating rate of 1-year time deposit announced by Chunghwa Post.

Article 5 Taxes, Insurances, Administration Fees and Other Relevant Charges
(1)The rent income tax, house tax, land value tax, construction benefit fee of the premises shall be paid by the Landlord.
(2)The Landlord shall apply and pay for the fire insurance for the building structure of the leased premises of this Agreement; the Tenant shall apply and pay for the insurance for the interior decoration and furniture of the leased premises of this Agreement.
(3)Repair and renovation obligations of the leased premises and its interior equipment:
(i)For the original building structure (including the floor) of the leased premises, the Landlord shall be responsible for repairing damages caused by act of god such as typhoons or earthquakes, and by other force majeure events; and the Tenant shall be responsible for the damages caused by all other reasons, as well as routine maintenance. Any damage shall be repaired and restored to its original status by the Tenant prior to termination or expiration of the Agreement.
(ii)The Tenant shall be responsible for all routine maintenance matters related to the interior installment of the leased premises.
1 116.53 ping equals 4147.30 square feet

(iii)In the event the air-conditioning equipment in the leased premises is damaged or in need of repairs, and is attributable to the Tenant, the Tenant shall be responsible for such repairs. If the damage is caused by normal usage, the Landlord shall be responsible for such repairs.
(iv)The water charges, electricity charges, cleaning charges, gas charges, administration fees and other routine management and maintenance expenses shall be paid by the Tenant.

Article 6    Use of the Leased Premises and its Restrictions
The leased premises are only provided for the Tenant to use within its legally registered business scope (the Tenant shall complete the move-out procedures, such as for its business registration certificate, prior to the termination or expiration of the Agreement). Except as otherwise permitted by the Landlord in a written consent, the leased premises cannot be used for other purposes, or even used as a residence, a hotel or other purposes that would hinder health, safety, tranquility, public order and good customs, or government decrees. Any of such behavior would be deemed in breach of the Agreement.
(1)Except for the Tenant and its affiliate companies, the Tenant shall not sublease, share, assign or otherwise lend the leased premises in whole or in part to other person or legal entities. The Tenant shall not set the leased premises as a mortgage guarantee, otherwise the Landlord can immediately terminate this Agreement.
(2)The Tenant cannot bring in, store or install flammable, dangerous or prohibited items other than necessities for business operations.
(3)There is a unified signboard located on the first floor of the building for placing the name of the Tenant. Any other places, including exterior walls, building foyer, stairwells, passages and public areas, shall not make any arrangements, advertisements, additional installments or storage spaces without obtaining the consent from the Landlord. Further, it is prohibited to obstruct public use or passage.
(4)The Tenant shall not violate the building management regulations, resident rules and regulations set by the building management committee.
(5)In the event the Tenant changes its company name or company representative, the Tenant shall notify the Landlord in writing within 2 months after such change, and novate the agreement accordingly.

Article 7    Interior Design of the Leased Premises and its Restrictions
(1)The Tenant may handle the interior decoration, partition or addition of equipment of the leased premises at its own expense. However, when it is involved with changing of the original building structure, the Tenant must provide the design drawings in advance, obtain a written consent from the Landlord, and obtain a permit issued by the relevant competent authority before it can be processed, otherwise the Tenant shall be liable for damages.
(2)After the termination of the leasing relationship, the Tenant shall restore the property to its original status before returning to the Landlord without any argument. The Landlord may treat all removable items left by the Tenant in the leased premises as being abandoned by the Tenant, and may freely dispose such items at the Landlord's discretion. The Tenant shall neither object nor demand any compensation for such items. The Landlord may request for the costs required for disposing those items left behind from the Tenant.

Article 8    Termination of the Agreement
After the Agreement becomes in effect, the Landlord may terminate this Agreement anytime if the Tenant falls under any of the following circumstances:
(1)The Tenant delays the monthly rent for more than two months without an excuse, and the Tenant still fails to pay the monthly rent within a reasonable period of time specified by the Landlord by means of a reminder notice.
(2)The Tenant violates the provisions of Article 6 "Use of the Leased Premises and its Restrictions".
(3)The Tenant is closed down (including precautionary measure and compulsory sealing) or stops its business.
(4)The Tenant, its employees or its customers damage the leased premises or its attachments and the Tenant fails to compensate accordingly.
(5)The Tenant changes its company name or business scope, changes its company representative or adopts other approaches to sublease, share or assign the leased premises to others (or legal entities), or provides the leased premises to a third party in other manners.
After the Agreement becomes in effect, the Tenant may terminate this Agreement if the leased premises are damaged by typhoons or earthquakes to the extent that the leased premises are no longer usable.

Article 9    Indemnification and Penalty
(1)The Tenant shall keep the leased premises and the ancillary equipment with the care of a good administrator. In the event of any damage or loss, the Tenant shall be liable for compensation no matter whether the damage or loss is caused by the Tenant, its employees or its customers.

(2)Upon the termination or expiration of the Agreement, the Tenant shall restore the leased premises into their original status pursuant to Article 7(2) of the Agreement and return them to the Landlord; otherwise, the Landlord may request the Tenant to pay for a penalty equal to two times of the monthly rent on a monthly basis (the monthly rent may be converted into a daily rent for calculating the penalty according to the actual number of delayed days), starting from the next day of the termination or expiration of the Agreement to the completion of moving out.
(3)After the Agreement becomes in effect, except as otherwise specified in the Agreement, if either party wishes to terminate the Agreement before it expires, such party shall give a three-month prior written notice and compensate the other party by providing two month's monthly rent as a penalty.
(4)In the event of a breach of contract by both parties, which causes damage to the other party and thus results in a conviction affirmed by the court, the losing party shall be liable for compensation according to the scope of compensation determined by the court.

Article 10
Any matters not covered in this Agreement will be handled fairly in accordance with related laws and regulations of Taiwan and the principle of good faith.

Article 11
In the event of any disputes arising from this Agreement, the Taipei District Court in Taiwan shall be the court of competent jurisdiction for the first instance.

Agreed to and Accepted by:

[The Landlord] Signed by: /s/ Jau Huang CyberLink Corp. Tax ID number: 23829868 Representative: Jau Huang Address: 15F., No. 100, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan Tel: (02) 8667-1298	[The Tenant] Signed by: /s/ Clinton Huang Perfect Mobile Corp. Tax ID number: 24725102 CEO: Clinton Huang Address: 14F., No. 98, Minquan Rd., Xindian Dist., New Taipei City 231, Taiwan Tel: (02) 8667-1265

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